Exhibit (a)(5)(UU)

PRESS RELEASE - November 29, 2006

Barrick's Offer to Acquire NovaGold will Expire on December 6 and Will Not be Extended

Barrick Gold Corporation announced today that Wednesday, December 6, 2006 will be the final expiry date for its US$16.00 cash offer to acquire the common shares of NovaGold Resources Inc. There will be no further extensions of Barrick's offer.

Barrick's offer is now unconditional. Any and all shares tendered prior to 9:00 p.m. (Toronto time) on December 6, 2006 will be purchased by Barrick for cash. Payment will be made by December 8, 2006.

"We have fully evaluated NovaGold and determined that US$16.00 per share is a full and fair offer price," said Greg Wilkins, President and Chief Executive Officer of Barrick. "We are announcing that December 6 is the final expiry date so NovaGold shareholders will know in advance that this is their last opportunity to tender and receive US$16.00 cash per share under our best and final offer."

Barrick's US$16.00 offer price represents a premium of approximately 37 per cent over both the closing price of the NovaGold common shares on the AMEX on July 21, 2006, the last trading day prior to Barrick's announcement of its intention to make the offer, and the price at which shares were issued in NovaGold's February 2006 equity offering. Barrick's offer represents approximately 1.6 times NovaGold's net asset value - this is equivalent to the trading multiples of senior gold producers and is much higher than the typical multiples for development stage gold companies, particularly those with significant base metals exposure.

The Circular for Barrick's offer to acquire all of the outstanding common shares of NovaGold is available on Barrick's website at www.barrick.com, from the Canadian System for Electronic Document Analysis and Retrieval at www.sedar.com or on the SEC's website at www.sec.gov.

Barrick's vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.

INVESTOR CONTACTS:		MEDIA CONTACT:
James Mavor	Mary Ellen Thorburn	Vincent Borg
Vice President,	Director,	Senior Vice President,
Investor Relations	Investor Relations	Corporate Communications
Tel: (416) 307-7463	Tel: (416) 307-7363	Tel: (416) 307-7477
Email: jmavor@barrick.com	Email: mthorburn@barrick.com	Email: vborg@barrick.com

Additional Information

On August 4, 2006, Barrick Gold Corporation filed a tender offer statement related to its tender offer for the outstanding common shares of NovaGold Resources Inc. Investors and security holders of NovaGold are urged to read the tender offer statement, because it contains important information. Investors and security holders of NovaGold may obtain a free copy of the tender offer statement and other documents filed by Barrick Gold Corporation with the SEC at the SEC's website at www.sec.gov. The tender offer statement may also be obtained for free from Barrick Gold Corporation on its website or by directing a request to Barrick Gold Corporation's investor relations department.

BARRICK GOLD CORPORATION                                                                                                                   1                                                                                                                                         PRESS RELEASE